[redacted]

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SECUR 10029050 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-65913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skandia Securities Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon St., 53rd Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Fortino (212) 751-4035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter Y. Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skandia Securities Americas, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Laura Murphy

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAURA MURPHY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 11, 2016

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

December 31, 2009
(In Liquidation)

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Shareholder of
Skandia Securities Americas, Inc.:

We have audited the accompanying statement of financial condition of Skandia Securities Americas, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skandia Securities Americas, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed further in note 1 to the financial statements, the Company has decided to cease operations effective April 30, 2010. As a result, the Company has changed its basis of accounting from the going-concern basis to a liquidation basis and the accompanying financial statements reflect certain adjustments as a result of this decision.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Operations
(In Liquidation)

Year ended December 31, 2009

Revenue:		
Service revenue	$	3,228,599
Other revenue		3,407
		3,232,006
Expenses:		
Employee compensation and benefits (note 1)		1,880,385
Professional fees (note 1)		249,253
Regulatory fees		25,652
Other operating expenses (note 1)		1,457,576
Total expenses		3,612,866
Loss before taxes		(380,860)
Provision for income taxes		(7,724)
Net loss	$	(388,584)

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Changes in Shareholder's Equity
(In Liquidation)

Year ended December 31, 2009

		Total	Common stock	Additional paid-in capital	Accumulated deficit
Shareholder's equity at December 31, 2008	$	864,677	1	971,827	(107,151)
Contribution of capital		1,300,000	—	1,300,000	—
Net loss		(388,584)	—	—	(388,584)
Shareholder's equity at December 31, 2009	$	1,776,093	1	2,271,827	(495,735)

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Cash Flows
(In Liquidation)

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(388,584)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Prepaid fees		22,102
Miscellaneous receivables		(21,151)
Receivable from related party		68,910
Due to parent and affiliate		(452,617)
Accrued expenses and accounts payable		898,045
Income taxes payable/receivable		(1,248)
Other assets		10,000
Total adjustments		524,041
Net cash provided by operating activities		135,457
Cash flows from financing activities:		
Capital contribution from affiliate		1,300,000
Net cash provided by financing activities		1,300,000
Net increase in cash		1,435,457
Cash and cash equivalents, beginning of year		1,700,591
Cash and cash equivalents, end of year	$	3,136,048

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Notes to Financial Statements
(In Liquidation)

December 31, 2009

(1) Nature of Operations

Skandia Securities Americas, Inc. (the Company), is a wholly owned subsidiary of Skandia America Corporation (the Parent), whose ultimate parent is Old Mutual plc, a UK listed public company. The Company was incorporated in the state of Delaware on February 4, 2003. The Company is a broker dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company acts as a third party marketer of foreign securities under the management of Skandia Fund Management (Ireland) Limited (SFMI), an affiliated party and the management company of Skandia Global Funds PLC (SGF).

After years of ongoing attempts to reduce operating costs and improve results at Skandia Securities Americas, the Company has decided it will permanently close and cease operations. The closure is expected to take place on April 30, 2010. The estimated total costs of this closure are $1,524,000 of which approximately $671,000 have been expensed as of the close of fiscal year December 31, 2009. Such costs are primarily related to severance and certain lease costs in connection with vacated and unused office space. In addition, the Company estimates that an additional $853,000 in costs will be incurred in 2010 in connection with the wind down and closure of the business. Such amounts are not accrued or reflected in the accompanying financial statements as of December 31, 2009.

(2) Summary of Significant Accounting Policies

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification (ASC) is now the source of all authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities, and superseded all non-SEC accounting and reporting standards in force at the time. All non-SEC accounting literature not included in the ASC, which had not been grandfathered, became nonauthoritative. The Company has adopted the standard during the year ended December 31, 2009 and has reflected the basis for reference to authoritative GAAP guidance in its footnote disclosures.

The significant accounting policies, which have been consistently applied, are as follows:

(a) Basis of Presentation

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. In connection with the decision to close the business, the Company changed its basis of accounting from going concern to a liquidation basis. The accompanying financial statements reflect the value of assets and liabilities that are expected to be achieved as a result of the wind down of the Company.

(b) Cash, Cash Equivalents and Credit Risk

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

The Company has deposits in a financial institution. Financial institutions insure deposits with the Federal Depositary Insurance Corporation (FDIC) up to $250,000 for each depositor. Cash deposited at such institutions is often in excess of the insured limit.

(c) Revenue Recognition

The Company and SFMI have agreed to a cost-plus expense agreement. Under the agreement, the Company will earn cost plus 11% of costs incurred for distribution services to SFMI and cost plus 5% of costs incurred for administrative/back office services provided to SFMI. Service revenue is recorded on an accrual basis.

(d) Expenses

Expenses are recorded on an accrual basis. Costs related to the closure of operations have been accrued in accordance with the provisions of FASB ASC 420, *Exit or Disposal Cost Obligations.*

(e) Income Taxes

The Company adopted the provisions of FASB ASC 740, *Income Taxes*, regarding uncertain tax positions, as of January 1, 2009. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of change. As of December 31, 2009, the Company did not have any liabilities for any uncertain tax positions. The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

The Company accounts for income taxes using the asset and liability method under which deferred tax is recognized for the tax consequences of temporary difference created by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes enactment due.

(3) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6.7% of aggregate indebtedness, as defined, or $25,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009 the

(Continued)

Company had net capital of $1,686,032, which represented an excess of $1,589,364 on the minimum net capital requirement of $96,668. The Company's ratio of aggregate indebtedness to net capital was 0.86:1 at December 31, 2009. A broker dealer's aggregate indebtedness to net capital cannot exceed 15:1.

(4) Related Party Transactions

(a) Revenue

In 2009, $3,228,599 of the Company's revenue was earned through the cost-plus expense agreement with SFMI, $68,910 of which is recorded as receivable from related party at December 31, 2009.

(b) Expenses

Expenses incurred by the Parent for the benefit of the Company will be reimbursable to the Parent from the Company. As of December 31, 2009 the Company has not yet reimbursed the Parent for expenses under this agreement and the Company owed $471,935 to the Parent for unpaid reimbursable expenses.

As of January 1, 2009, the Company entered into an expense sharing agreement with Old Mutual (US) Holdings Inc. (the Affiliate). The Company & Affiliate had agreed to share certain properties and services. The expenses allocated from the Affiliate amounted to $386,557 for the year ended December 31, 2009.

As the Company is a member of a group of affiliated companies, it is possible the terms of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Shareholder's Equity

On December 22, 2009, the Parent made a permanent contribution of capital in the amount of $1,300,000. This contribution was used to cover the costs associated with the eventual office closing. There were no additional shares authorized or issued and the entire amount is classified as additional paid-in capital.

(6) Income Taxes

The Company files its federal and state income tax return as part of a consolidated tax return with its Parent. The parties have agreed that the Company will accrue and remit a tax liability equal to an amount that would be payable by the Company if they were not a member of a consolidated group and filed tax returns on a separate basis. The Company has not recorded the benefit of any tax losses or deductible temporary differences as it is not more likely that not that the benefit would not be realized.

(Continued)

The provision for income taxes for the year ended December 31, 2009 consists of the following components:

Income tax expense:		
Current tax expense:		
Federal	$	—
State		7,724
	$	7,724

The 2006-2008 tax years remain open to examination by the Internal Revenue Service and the states of Connecticut, Florida, New Jersey, and Texas.

Income tax expense attributable to loss from continuing operations differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

Computed expected tax benefit	$	(129,492)
Increase in income taxes resulting from:		
Nondeductible meals and entertainment expenses		16,156
State income taxes, net of federal income tax benefit		5,098
Increase in federal valuation allowance		115,962
	$	7,724

At December 31, 2009, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Accrued lease costs	$	91,922
Net operating loss carryover		40,923
Total deferred tax assets		132,845
Less valuation allowance		(132,845)
Net deferred tax assets	$	—

During 2009, the valuation allowance recorded by the Company increased by $132,845.

(Continued)

(7) Subsequent Events

During 2009, the Company adopted the provisions of FASB ASC 855, *Subsequent Events*, effective for interim or annual periods ending after June 15, 2009, which was intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Pursuant to the adoption of FASB ASC 855, the Company evaluated all subsequent events through March 1, 2010, which coincides with the date the financial statements were available to be issued.

Schedule I

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Computation of Net Capital Pursuant To Uniform Net Capital Rule 15c3-1

December 31, 2009

Total shareholder's equity:	$	1,776,093
Less nonallowable assets and deductions		90,061
Net capital under SEC Rule 15c3-1		1,686,032
Less minimum net capital requirement – the greater of 6.7% of aggregate indebtedness of $1,450,016 or $25,000		(96,668)
Net capital in excess of minimum requirement	$	1,589,364
Aggregate indebtedness	$	1,450,016
Ratio of aggregate indebtedness to net capital		0.86:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

Excess as reported in Company's Part II FOCUS report	$	678,420
Closure costs related to 2010 that were included in accrued expenses as of December 31, 2009		910,944
Excess per above computation	$	1,589,364

See accompanying independent auditors' report.

Schedule II

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Computation for Determination of Reserve Requirements under Rule 15c3-3

December 31, 2009

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2009

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered
Public Accounting Firm

The Shareholder of
Skandia Securities Americas, Inc.:

In planning and performing our audit of the financial statements of Skandia Securities Americas, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Financial Statements
(In Liquidation)

December 31, 2009

(With Report of Independent Registered
Public Accounting Firm Thereon)

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Shareholder
Skandia Securities Americas, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation Form (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Skandia Securities Americas, Inc. (Skandia), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the Specified Parties), solely to assist you and the Specified Parties in evaluating Skandia's compliance with the applicable instructions of the Transitional Assessment Reconciliation Form (Form SIPC-7T). Skandia's management is responsible for Skandia's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting the following:

   KPMG notes that Skandia meets the criteria for a deduction on line 2c-8 on forms SIPC-6 and SIPC 7-T. KPMG recalculated the assessment by deducting from total revenues the dollar for dollar reimbursement of expenses from Skandia's parent leaving only the cost-plus portion ($202,424) to be assessed the 0.25% fee. KPMG recalculated a fee of $506 for the period April 1, 2009 through December 31, 2009.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

February 26, 2010